UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at August 21, 2008

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
President and CEO

Date: August 21, 2008

* Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

APPOINTMENT OF UNDERWRITERS AND MANDATED LEAD ARRANGERS FOR CONTINENTAL'S XIETONGMEN PROJECT DEBT

August 25, 2008, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSXV: KMK; OTCBB: KMKCF) announces the engagement of Standard Bank Plc, the principal international investment banking subsidiary of the Standard Bank Group Limited ("Standard Bank"), jointly with the Industrial and Commercial Bank of China ("ICBC") as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. (1)

Standard Bank is a leading global emerging markets corporate and investment bank and is Africa's leading banking and financial services group. It has core international franchise expertise in providing project finance to the mining sector alongside hedging, commodity trading, M&A advisory and sourcing and structuring capital markets, trade and project-related transactions.

ICBC is the biggest commercial bank in China. With its leading market position, high-quality customer base, diversified business structure, strong ability of innovation, market competitiveness and excellent brand value in China, ICBC is now helping corporate and personal customers from all over the world to manage assets and create wealth.

President and CEO David Copeland said: ""The engagement of Standard Bank and ICBC, leading financing institutions, as underwriters and lead arrangers is a key element in advancing the Xietongmen Project to production. Standard Bank and ICBC bring specialist mining combined with international and China specific expertise to the project financing".

Xietongmen is a post-feasibility stage copper-gold project, located in the Tibet Autonomous Region of China. Currently focused on basic engineering and a mining license application for the project, Continental's objective is to design and build an operation that meets international standards, and contributes positively to the economic development of the region.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

David J. Copeland
President and Chief Executive Officer

(1) Subject to due diligence and conditions precedent commonplace with project finance facilities of this nature.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Continental expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.